Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
January 28, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Holly Hunter-Ceci, Esq.
Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Hunter-Ceci, Esq.:

On behalf of the Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Dow 30® Covered Call ETF (the "Fund"), included in Post-Effective Amendment No. 662 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on December 16, 2021 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 23, 2021, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1. Comment: Please file the Registrant’s written response to the Staff’s comments as correspondence on EDGAR at least five days prior to the effective date of the Amendment. Unless stated otherwise, comments apply to the same or related disclosure throughout the Registration Statement. Where a reply contemplates revised disclosure, include the proposed new language in the correspondence. If corresponding changes will not be made throughout the disclosure, please identify and explain any exceptions. Please provide all missing or bracketed information from the 485(a) filing with the response letter to these comments.

Response: The Registrant confirms that it will file its responses to the Staff’s comments at least 5 business days prior to the Amendment’s effectiveness. The Registrant will include any proposed disclosure changes in such correspondence and/or explain any exceptions. In addition, the Registrant will complete all bracketed and missing information not included herein in the filing to be made pursuant to Rule 485(b) under the Securities Act.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
January 28, 2022

2. Comment: Please associate the Fund’s ticker symbol with its series and class identifier on EDGAR and substitute the appropriate ticker symbol for the current placeholder on the cover page of the Fund's Prospectus.

Response: The Registrant has updated the Fund’s Registration Statement and has updated its series and class identifier on EDGAR with the Fund’s ticker symbol.

PROSPECTUS

FEES AND EXPENSES

3. Comment: Please provide the Staff with a completed copy of the fee table and expense example prior to the effectiveness of the post-effective amendment to the Fund’s Registration Statement. In addition, please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.60%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.60%
1 Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
January 28, 2022

One Year	Three Years
$61	$192

PRINCIPAL INVESTMENT STRATEGIES

4. Comment: With respect to the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please revise the first sentence to note that the Underlying Index’s strategy relates to a theoretical portfolio.

Response: The Registrant has updated the first sentence of the second paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

The Underlying Index measures the performance of a covered call strategy that holds a theoretical portfolio of the underlying stocks of the Dow Jones Industrial Average® (the "Reference Index") and "writes" (or sells) a succession of one-month at-the-money (“ATM”) covered call options on the Reference Index ~~Dow Jones Industrial Average®~~.

5. Comment: With respect to the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, in an appropriate location, please clarify that the Fund cannot invest directly in the Underlying Index.

Response: The Registrant has revised the second paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

The Underlying Index measures the performance of a covered call strategy that holds a theoretical portfolio of the underlying stocks of the Dow Jones Industrial Average® (the "Reference Index") and "writes" (or sells) a succession of one-month at-the-money (“ATM”) covered call options on the Reference Index ~~Dow Jones Industrial Average®~~. The Underlying Index specifically reflects the performance of the component securities of the Reference Index ~~Dow Jones Industrial Average®~~, combined with written (sold) ATM call options corresponding to the value of the portfolio of stocks in the Reference Index ~~Dow Jones Industrial Average®~~. The Fund invests in the securities reflected in the Underlying Index and cannot invest directly in the Underlying Index itself. The implications of the written (sold) call option are described in more detail here:

6. Comment: With respect to the third paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please emphasize that the Underlying Index is not actually writing or covering call options. For example, in the last sentence of the third paragraph, please insert the phrase “in the Underlying Index’s hypothetical portfolio” when referring to “Each option position”.

Response: The Registrant has updated the third paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
January 28, 2022

On a monthly basis, the Underlying Index’s hypothetical portfolio will write (sell) a succession of one-month call options corresponding to the value of the underlying stocks of the Reference Index ~~Dow Jones Industrial Average®~~ and will cover such options by holding the component securities of the Reference Index ~~Dow Jones Industrial Average®~~. Each call option written in the Underlying Index’s hypothetical portfolio will have an exercise price generally at the prevailing market price of the Reference Index~~Dow Jones Industrial Average®~~. However, if call options with those precise strike prices are unavailable, the Underlying Index’s hypothetical portfolio will instead select the call options with the strike price closest to but above ~~[ ]~~ the prevailing market price of the Reference Index~~Dow Jones Industrial Average®~~. Each option position in the Underlying Index’s hypothetical portfolio will (i) be traded on a national securities exchange; (ii) be held until expiration date; (iii) expire on its date of maturity; (iv) only be subject to exercise on its expiration date; and (v) be settled in cash.

7. Comment: With respect to the last paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please complete the information about the Underlying Index’s concentration.

Response: The Registrant has revised the last paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as shown below:

The Fund concentrates its investments (i.e., holds 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. As of ~~[ ]~~February 1, 2022, the Underlying Index was not concentrated in ~~the [ ]~~ any industry ~~and had significant exposure to the [ ] sector~~. The Fund is classified as “non-diversified,” which means it may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund.

SUMMARY OF PRINCIPAL RISKS

8. Comment: With respect to section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Asset Class Risk – Derivatives Risk”, please specify whether the Fund will use instruments other than call options. If so, please update the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” accordingly.

Response: The Registrant confirms the Fund does not currently intend to invest in derivative instruments other than call options. The Registrant has replaced the current version of “Asset Class Risk - Derivatives Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” with the following disclosure:

Derivatives Risk: The Fund will invest in options, a type of derivative instrument. Derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices than conventional securities, which can result in greater losses for the Fund. In addition, the prices of the derivative instruments and the prices of underlying securities, interest rates or currencies they are designed to reflect may not move together as expected. A risk of the Fund’s use of derivatives is that the fluctuations in their

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
January 28, 2022

values may not correlate perfectly with the relevant reference index. Derivatives are usually traded on margin, which may subject the Fund to margin calls. Margin calls may force the Fund to liquidate assets. On October 28, 2020, the SEC adopted new Rule 18f-4 under the 1940 Act, which governs the use of derivatives by registered investment companies. New Rule 18f-4 imposes limits on the amount of derivatives the Fund can enter into and replaces the asset segregation framework previously used by the Fund to comply with Section 18 of the 1940 Act, among other requirements.

9. Comment: With respect to section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Covered Call Option Writing Risk”, please correct the references to Reference Index.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to define "Reference Index" as noted in the response to Comment #4 above.

10. Comment: With respect to section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Concentration Risk – Risks Related to Investing in the Information Technology Sector”, please consider whether other sector related risks should be disclosed.

Response: The Registrant confirms that the current disclosure is appropriate.

A FURTHER DISCUSSION OF OTHER RISKS

11. Comment: With respect to section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF OTHER RISKS – Tax Treaty Reclaims Uncertainty”, please review the disclosure for consistency with the Fund’s principal investment strategy.

Response: The Registrant notes that the Underlying Index may include securities listed in the United States but domiciled in certain limited jurisdictions outside the United States. As such, the Registrant believes the existing disclosure is appropriate.

12. Comment: With respect to section of the Fund’s Prospectus titled “TAXES”, please review the disclosure with respect to foreign currency and foreign taxes risk and consider whether these disclosures are consistent with the Fund’s principal investment strategy.

Response: The Registrant has removed the disclosure with respect to foreign currency, but notes that the Underlying Index may include securities listed in the United States but domiciled in certain limited jurisdictions outside the United States. As such, the Registrant believes the existing disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

13. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS”, the Staff notes that the

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
January 28, 2022

Fund’s SAI states that the Fund may also invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, as well as in stocks not included in its Underlying Index but which the Adviser believes will help the Fund track its Underlying Index. Please include this disclosure in the Fund's principal investment strategy disclosure or supplementally explain why such disclosure would be inappropriate.

Response: The Registrant respectfully declines to include the disclosure in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” in light of the fact that it is included to preserve flexibility, if necessary, in the context of managing the Fund’s portfolio but is not considered part of the Fund’s principal investment strategy.

14. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS”, the Staff notes that the disclosure states that the Fund “has adopted a non-fundamental investment policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in securities of the Fund's Underlying Index" . . . . However, the Staff notes that the description of the Fund’s non-fundamental investment policy as disclosed in the Fund’s Prospectus states that such non-fundamental policy is based on the Fund’s total assets. Please reconcile this discrepancy.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

The Fund invests at least 80% of its ~~total~~ net assets, plus the amount of any borrowings for investment purposes, in the securities of the ~~[~~DJIA Cboe BuyWrite v2 Index~~]~~ (the "Underlying Index").

15. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS - DEPOSITARY RECEIPTS.” please review for consistency with the Fund’s investment strategy.

Response: The Registrant has revised the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS” as follows in response to the Staff’s comment:

The ~~Each~~ Fund invests at least 80% of its net ~~total~~ assets, plus the amount of any borrowings for investment purposes, in the securities of its Underlying Index ~~and, if applicable, in American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") (collectively "Depositary Receipts") based on the securities in its Underlying Index~~.

The ~~Each~~ Fund has adopted a non-fundamental investment policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in securities of the Fund's Underlying Index ~~and in Depositary Receipts based on securities in the Underlying Index~~.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
January 28, 2022

~~DEPOSITARY RECEIPTS. Each Fund will normally invest at least 80% of its total assets in the securities of its Underlying Index and in Depositary Receipts based on the securities in its Underlying Index. ADRs are receipts that are traded in the United States evidencing ownership of the underlying foreign securities and are denominated in U.S. dollars. GDRs are receipts issued by a non-U.S. financial institution evidencing ownership of underlying foreign or U.S. securities and usually are denominated in foreign currencies. GDRs may not be denominated in the same currency as the securities they represent. Generally, GDRs are designed for use in the foreign securities markets.~~

~~To the extent each Fund invests in ADRs, such ADRs will be listed on a national securities exchange. To the extent each Fund invests in GDRs, such GDRs will be listed on a foreign exchange. The Funds will not invest in any unlisted Depositary Receipt or any Depositary Receipt for which pricing information is not readily available. Generally, all Depositary Receipts must be sponsored. The Funds, however, may invest in unsponsored Depositary Receipts under certain limited circumstances. A non- sponsored depository may not provide the same shareholder information that a sponsored depositary is required to provide under its contractual arrangement with the issuer. Therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the Depositary Receipts.~~

PART C

16. Comment: Please confirm that any license to use the Underlying Index will be filed as an exhibit to the Fund’s Registration Statement.

Response: The Registrant confirms that the Amended and Restated Sub-License Agreement dated as of November 4, 2013, by and between Global X Management Company LLC and the Registrant as currently filed and listed in Part C of the Registration Statement permits the Fund’s usage of the Underlying Index.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.